`Exhibit 12.1

Virginia Electric and Power Company
Computation of Ratio of Earnings to Fixed Charges

(millions of dollars)

	Years Ended
	12 Months Ended June 30, 2004	2003	2002	2001	2000	1999
Earnings, as defined:
Earnings before income taxes and minority interests in consolidated subsidiaries	$ 517	$ 919	$ 1,198	$ 733	$ 837	$ 743
Fixed charges included in the determination of net income	298	311	304	310	303	297
Total earnings, as defined	$ 815	$ 1,230	$ 1,502	$ 1,043	$ 1,140	$ 1,040

Fixed charges, as defined:
Interest charges	$ 303	$ 320	$ 311	$ 320	$ 297	$ 290
Rental interest factor	9	10	10	10	6	7
Total fixed charges, as defined	$ 312	$ 330	$ 321	$ 330	$ 303	$ 297

Ratio of Earnings to Fixed Charges	2.61	3.73	4.68	3.16	3.76	3.50

(a) Earnings for the twelve months ended June 30, 2004 include $178 million for restoration expenses related to Hurricane Isabel, $105 million related to the termination of a power purchase contract, $22 million for the restructuring and termination of certain electric sales contracts, and $15 million related to net impact of legal settlements, and the write off a cost method investment. Excluding these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended June 30, 2004.